
October 14, 2016

Eleazer Klein, Esq.
Schulte Roth & Zabel
919 Third Avenue
New York, NY 10022

      Re: Monster Worldwide, Inc.
              Revised Preliminary Consent Solicitation Statement on Schedule 14A filed by
              MediaNews Group, Inc. et al.
              Filed October 12, 2016
              File No. 001-34209

Dear Mr. Klein:

      We have reviewed the filing above and your related response letter and have the following additional comments.

General

1.   We note your response to prior comment 4. The revised disclosure provides that "[MNG] expect[s] the new Board to comply with its responsibilities under the Merger Agreement, which includes supporting the Tender Offer through the 'End Date' of November 30, 2016," but "[s]hould the Tender Offer not have been consummated prior to such End Date, the Nominees currently intend to terminate the Merger Agreement." Please supplement this disclosure to indicate, if true, that the Nominees will be subject to fiduciary duties when they join the Board and that any decisions that the Nominees make will be subject to the Nominees being fully informed by management and Company advisors of all relevant facts and information.

2.   The disclosure in the revised consent solicitation statement and in the Schedule 14D-9 filed by MNG on September 13, 2016 indicates that:

- "a price of $3.40 per share greatly undervalues the Company;"
- "there is a path forward for the Company that would create significantly more value for stockholders than selling to Randstad at such a price;" and
- "MNG recommends that stockholders of the Company...not tender their Shares in the Tender Offer" (refer to the Schedule 14D-9 filed on September 13, 2016)

We also note disclosure indicating that "[s]hould the Tender Offer not have been consummated prior to such End Date, the Nominees currently intend to terminate the Merger Agreement."

Eleazer Klein, Esq.
Schulte Roth & Zabel
October 14, 2016
Page 2

Please disclose whether the Nominees' fiduciary duties as members of the new Board under such circumstances would obligate the Nominees to alter the Board recommendation that shareholders tender their shares. If the Nominees as new Board Members were so obligated and did change the Board's recommendation, please disclose whether such action would constitute a breach under the Merger Agreement and the resulting economic consequences. Please also advise how such revised recommendation is consistent with MNG's statements on page 2 that the Nominees support the Tender Offer through the End Date.

Annex I

3. Disclosure in Annex I revised in response to prior comment 13 now refers to the "Company's Tender Offer Statement on Schedule TO-T/A, filed with the SEC on October 3, 2016." Randstad, but not the Company, filed the Schedule TO on October 3, 2016. Please revise.

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Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions